FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc’s subsidiary.

HSBC TRINKAUS & BURKHARDT KGaA 2002 DIVIDEND

The Supervisory Board and Managing Partners of HSBC Trinkaus & Burkhardt KGaA, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, decided today on the basis of the provisional results of the 2002 financial year to recommend to the Annual General Meeting on 3 June 2003 that the dividend for the year ended 31 December 2002 be Euro 1.00 per share (2001: Euro 1.75 per share).

Despite a difficult year for banking in Germany, which reduced HSBC Trinkaus & Burkhardt’s profitability, this dividend can be paid entirely out of operating profits. In the absence of exceptional income in 2002, it is not intended to pay a bonus dividend (2001: Euro 1.00 per share). The total dividend for 2001 was Euro 2.75 per share.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                            Date: February 12, 2003